May 11, 2009

Via: Facsimile and EDGAR Securities and Exchange Commission Division of Corporate Finance Mail Stop 7010 100 F Street, NE Washington, D.C. 20549 Attention: Douglas Brown

Re:

Responses to the Securities and Exchange Commission
Staff Comments dated May 4, 2009, regarding
Timberline Resources Corporation
Amendment No. 1 to Registration Statement on Form S-1
Filed April 22, 2009
Form 10-KSB for the Fiscal Year Ended September 30, 2008
Filed December 30, 2008
File No. 333-157607

Ladies and Gentlemen:

Timberline Resources Corporation (the “Company”) hereby respectfully submits this letter as response to the staff’s comments set forth in the May 4, 2009 letter regarding the above-referenced Form S-1 (File No. 333-157607) and Form 10-KSB and Form 10-Q (File No. 001-34055) for the Company.  For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

In some of the responses, we have agreed to change or supplement the disclosures in past and future filings.  We are doing so in the spirit of cooperation with the staff of the Securities and Exchange Commission and not because we believe our prior filing is materially deficient or inaccurate.  Accordingly, any changes implemented should not be taken as an admission that prior disclosures were in any way deficient.  We have also indicated in some responses that we believe no change in disclosure is appropriate, and have explained why.

Please note that, for your convenience, we have included as Appendix A hereto, the proposed change pages for our Form S-1 (“S-1/A”), Form 10-KSB (“10-KSB/A”) and Form 10-Q (10-Q/A”).  Time sensitive information in the S-1/A that is not relevant to the responses herein will be updated and inserted in the S-1/A upon filing.

Our responses are as follows:

May 11, 2009

Registration Statement on Form S-1

General

Staff Comment No. 1.

To the extent you make changes in your Form 10-KSB in response to the comments below, please make conforming changes to your Form S-1, as applicable.  Further, all comments relating to the staff's open review of your periodic filings will need to be resolved prior to our recommending acceleration of effectiveness of your registration statement.

Company Response:

The Company has ensured that the Form S-1 is conformed to all changes made in our Form 10-KSB and 10-Q in response to the staff’s comments, as applicable.  Please note the proposed S-1/A change pages, the proposed 10-KSB/A and the proposed 10-Q/A change pages attached hereto as Appendix A.

Form S-1/A-1 Filed April 22, 2009

Risk Factors and Uncertainties, page 6

Staff Comment No. 2.

Please expand your disclosure under this heading to indicate whether or not you submitted a plan by March 13, 2009 and any updated information concerning your submission, if applicable.  In this regard, we note your statement that “We intend to submit a Plan by March 13, 2009”  We are working diligently to formulate the structure of the Plan to bring our stockholders’ equity into compliance with continued listing standards in the Company Guide.”

Company Response:

The Company has revised its disclosures to reflect that it did submit a Plan to the NYSE Amex by March 13, 2009 and that the Plan was accepted by the NYSE Amex on May 4, 2009.  Please note the proposed S-1/A change pages attached hereto as Appendix A.

Form 10-KSB for the Fiscal Year Ended September 30, 2008

Financial Condition and Liquidity, Page 29

Staff Comment No. 3.

We note from your response to prior comment number four that you intend to state in an amended Form 10-KSB that your working capital deficit was $1,541,595 as of September 30, 2008.  However, we are unable to recalculate this amount for the period referenced and we also note a different amount disclosed in your amended Form S-1 on page 80 of $14,022.  Please review the disclosure of your working capital deficit in each applicable filing and modify the amount disclosed as appropriate.

May 11, 2009

Company Response:

The correct working capital deficit as of September 30, 2008 is $14,022, as disclosed on page 80 of the amended Form S-1.  Please note the proposed 10-KSB/A change pages attached hereto as Appendix A.

Note 2.  Summary of Significant Accounting Policies, page 43

Revenue Recognition, page 44

Staff Comment No. 4.

We have reviewed your response to prior comment number six.  Please expand your accounting policy to address all ways that you recognize revenue, in addition to how you generally recognize revenue.  We note your disclosure states "Generally, the Company recognizes drilling service revenues as the drilling services are provided to the customer based on the actual amount drilled for each contract."

Company Response:

The Company has expanded its disclosure in its Form 10-KSB and Form S-1 to clarify when revenues are earned and how the Company determines the amount to report as revenue.  The Company only recognizes revenue in the manners described in its disclosures.  To clarify this point, the word “generally” has been removed from our disclosure.  Please note the proposed S-1/A change pages and the proposed 10-KSB/A change pages attached hereto as Appendix A.

Staff Comment No. 5.

We note your statement that “Usually, the specific terms of each drilling job are agreed to by the customer and the Company prior to the commencement of drilling.”  Please explain how often and under which circumstances you perform drilling services after the commencement of drilling but prior to agreement with the customer.

Company Response:

The Company has revised its disclosure in its Form 10-KSB and Form S-1 to clarify that the Company does not commence drilling until specific terms are agreed to by the customer and the Company.  To clarify this point, the word “usually” has been removed from our disclosure.  Please note the proposed S-1/A change pages and the proposed 10-KSB/A change pages attached hereto as Appendix A.

Staff Comment No. 6.

Please expand your disclosure to describe stand-by fees.

Company Response:

The Company has expanded its disclosure in its Form 10-KSB and Form S-1 to describe stand-by fees.  Please note the proposed S-1/A change pages and the proposed 10-KSB/A change pages attached hereto as Appendix A.

May 11, 2009

Staff Comment No. 7.

Please expand your disclosure to explain how you account for and when you recognize contract losses.

Company Response:

Contract losses are not incurred given the nature of the Company’s agreements with its customers.  The Company’s contracts should be viewed more as a purchase order from the customer, and the Company does not have any risk of loss.  The Company has expanded its disclosure in its Form 10-KSB and Form S-1 to explain that it is not at risk of contract losses.  Please note the proposed S-1/A change pages and the proposed 10-KSB/A change pages attached hereto as Appendix A.

Note 5.  Bridge Loan Financing, page 49

Staff Comment No. 8.

We note from your response to prior comment number eight that you “intended to refinance the obligation on a long term basis (paragraph 10) and this intention was supported by the refinancing with both a $5M long term obligation and a $5M issue of equity after the date of the Company’s balance sheet but before the balance sheet was publicly issued (paragraph 11).”  Based on your representation that you followed the guidance of FAS 6 in reporting your $8 million bridge loan financing as a long-term liability, please expand your disclosure under this heading to provide the information required by paragraph 15 of FAS 6. In addition, we note from your disclosure on pages 30 and 60 of your Form 10-KSB that you entered into two convertible notes on October 31, 2008 to pay off the $8 million loan, whereas your supplemental response indicates you entered into one $5 million loan and issued $5 million in equity.  Please clarify.

Company Response:

The Company has expanded its disclosure to provide the information required by paragraph 15 of FAS 6.   Please note the proposed S-1/A change pages and the proposed 10-KSB/A change pages attached hereto as Appendix A. Two $5 million convertible notes were issued by the Company on October 31, 2008 as described on pages 30 and 60 of Form 10-KSB.  One of these notes was converted to equity after the date of the Company’s balance sheet but before the balance sheet was publicly issued as described on pages 30 and 61 of the Company’s Form 10-KSB.

Staff Comment No. 9.

We note from your response to prior comment number nine that the unamortized discount of the face value of the bridge loan, totaling $202,550 at September 30, 2008 was “not netted against the amount of the bridge loan on the balance sheet;” rather “it was disclosed in current assets as deferred financing costs.”  Based on your response, please explain why you believe the presentation is appropriate in light of the guidance in paragraph 16 of APB 21.

Company Response:

The indicative term sheet of the $8 million bridge loan between the Company and Auramet Trading LLC (“Auramet”) classifies the fee equal to 4% of the principal amount of the loan, the 160,000 shares of the Company’s stock issued to Auramet, as well as the written put option of the 160,000 shares as loan origination fees.  Paragraph 16 of APB 21 indicates that debt issue costs should be reported in the balance

May 11, 2009

sheet as deferred charges.  As loan origination fees, the amounts are appropriately recorded on the balance sheet as deferred financing costs to be amortized ratably over the term of the loan. The charges have been mischaracterized in our disclosures as a discount and we have revised our disclosure accordingly.  Please note the proposed S-1/A change pages and the proposed 10-KSB/A change pages attached hereto as Appendix A.

Staff Comment No. 10.

We further considered your disclosure under this heading, which states “On June 27, 2008 the Company withdrew $8,000,000, net of a loan origination fee equal to 4% of the principal amount of the loan ($320,000).”  In light of this disclosure, please clarify the presentation in your consolidated statement of cash flows on page 41 that shows cash received of $8,000,000 and a positive amount for deferred financing cost of $320,000 within financing activities.  In this regard, it appears you received $7,680,000 in cash from your draw down under this loan. Please advise.

Company Response:

The Company notes that a clerical error was made to the consolidated statement of cash flows and the $320,000 should have been reflected as a negative, rather than positive, amount in the cash flows from financing activities.  Changing from a positive to negative number also requires a change in cash flows from operating activities on the consolidated statement of cash flows.  Please note the proposed S-1/A change pages and the proposed 10-KSB/A change pages attached hereto as Appendix A.  Based on the analysis described below, the Company believes that this error is not material and that a restatement of previously issued financial statements is not necessary.

Statement of Financial Accounting Concepts No. 2 – “Qualitative Characteristics of Accounting Information” (“CON #2”) and SEC Regulation S-X provide help in understanding the concept of materiality.  Materiality is generally defined as follows:

“The magnitude of an omission or misstatement of accounting information that, in light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would have been changed or influenced by the omission or misstatement.”

CON #2, paragraph 131 goes on to state:  “The predominant view is that materiality judgments can properly be made only by those who have all the facts.  The Board’s present position is that no general standards of materiality could be formulated to take into account all of the considerations that enter into an experienced human judgment.

Staff Accounting Bulletin No. 99 (“SAB 99”) covers materiality and expresses the view that “exclusive reliance on certain quantitative benchmarks to assess materiality in preparing financial statements and performing audits of those financial statements is inappropriate”.  The materiality concepts expressed in SAB 99 are consistent with the concepts in CON #2.  SAB 99 states:  “Materiality concerns the significance of an item to users of a registrant’s financial statements.  A matter is ‘material’ if there is a substantial likelihood that a reasonable person would consider it important.”  SAB 99 also states: “The materiality of a misstatement may turn upon where it appears in the financial statements.”

The U.S. Supreme Court has held that a fact is material if there is “a substantial likelihood that the … fact would have been viewed by the reasonable investor as having significantly altered the ‘total mix’ of information made available.”

May 11, 2009

Finally, in his remarks before the 2008 AICPA National Conference on Current SEC and PCAOB Developments, Mark Mahar, Associate Chief Accountant, Office of the Chief Accountant of the Securities and Exchange Commission, made the following comments with respect to the Committee on Improvements to Financial Reporting (CIFiR) and materiality:

“We have received significant feedback from financial statement users, auditors and preparers, most notably in the form of CIFiR which spent considerable time focusing broadly on materiality.  CIFiR’s recommendations included emphasizing the fundamental premise that materiality is founded upon consideration of the total mix of information from the perspective of the reasonable investor and therefore those who judge the materiality of errors should do so with that premise in mind.”

“CIFiR notions are consistent with our discussions of the last four years.  Further, they are consistent with the Supreme Court’s view that the concept of the total mix of information applies regardless of the magnitude of error.  Although relative magnitude is itself a factor and may provide a basis for a preliminary view, the staff does not exclusively rely on numerical or percentage based bright-lines.”

Based on the above definitions of materiality, management of the Company, as well as the Audit Committee of the Company’s board of directors, believe that the change in the reported September 30, 2008 net cash flows for operating and financing activities for a Smaller Reporting Company with total assets of $20 million would not have changed or influenced the judgment of a reasonable person.  This belief is based on the following factors:

•

The reclassification does not impact any reported balance of an asset or liability, net income, loss per share, any component of the Consolidated Statements of Operations, or any key metric such as working capital ratio, return on assets or return on equity.  Rather, it impacts the reported totals for net cash flows from operating and financing activities.

•

Although the reclassification changes net operating cash flows by 13.5% and net financing cash flows by 19.8%, it does not change any of the trends indicated in the Consolidated Statement of Cash Flows.  Both 2008 cash flows used by operating activities and 2008 cash flows provided by financing activities were declining from the comparative prior year.  As reported, net cash used by operating activities increased by 207.5% in 2008 compared with the prior year; with the reclassification the increase would be 166.1%.  As reported, net cash flow provided by financing activities decreased by 61.2% in 2008 compared to 2007; with reclassification the decline would be 68.9%.  These trends would not be altered after considering the reclassification and a reasonable person would reach the same conclusion: that 2008 cash flows used by operations increased, in part due to an increase in net losses, and that 2008 cash flows provided from financing activities decreased in part due to reduced equity financings undertaken by the Company.

•

The nature, timing and form of the financing transaction were disclosed elsewhere in the Form 10-KSB for the Company (both in the footnotes to the consolidated financial statements and in Management’s Discussion and Analysis). Thus a reader of the financial statements was well informed regarding these financings and the failure to report the transaction ‘gross’ in the 2008 Consolidated Statement of Cash Flows would not change or influence the judgment of a reasonable person relying on these financial statements.

For these reasons, we believe that it is highly unlikely that a reasonable investor would view the change in the classification of these cash flows as having significantly altered the ‘total mix’ of information made

May 11, 2009

available or would have been otherwise influenced by the error.  We believe that our position in this matter is well supported.

Staff Comment No. 11.

Furthermore, please clarify for us and expand your disclosure to identify the specific terms of the loan that resulted in your issuance of 160,000 common shares to Auramet and why you believe it is appropriate to defer the fair market value of these shares as part of deferred financing costs.

Company Response:

As noted in our response to Staff Comment No. 9, above, the 160,000 common shares issued to Auramet are included as part of the loan’s origination fees according to the indicative term sheet of the loan.  As a result, the fair market value of the shares are appropriately included as part of deferred financing fees to be amortized over the life of the loan.  These shares have been mischaracterized in our disclosure as a discount and we have revised our disclosure accordingly.  Please note the proposed S-1/A change pages and the proposed 10-KSB/A change pages attached hereto as Appendix A.

Form 10-Q for the Fiscal Quarter Ended December 31, 2008

Staff Comment No. 12.

We have considered your response to prior comment number 11 and note your proposed expanded disclosure, which states, in part that “Management’s conclusion was that these are not beneficial conversion features, and therefore would not be bifurcated and valued as prescribed under appropriate GAAP.”  Based on your representation that the host contract represents a conventional convertible instrument under EITF 00-19, we note you determined that the embedded conversion option would qualify for equity classification under EITF 00-19, which also means it qualifies under the scope exemption in FAS 133, and therefore was not bifurcated from the host instrument.  We also note you further considered the classification and measurement of the instrument for any beneficial conversion feature under EITF 98-5 and 00-27.  Based on the sequence of accounting literature you applied that led to your accounting for this instrument as conventional convertible, please expand your statement, as referenced above, to clearly indicate the results of your accounting analysis.  In this regard, we do not believe the referenced statement clearly describes your analysis and the results therein.  This comment also applied to the subsequent events footnote included in your Form 10-KSB.

Company Response:

We have clarified our disclosure to indicate the results of our accounting analysis.  Please note the proposed 10- KSB/A and 10-Q/A change pages attached hereto as Appendix A.

Closing Comments

The Company affirms the aforementioned statements.

The Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filings; and

May 11, 2009

•

the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any persons under the federal securities laws of the United States.

If you should have any questions regarding these responses, please do not hesitate to contact our legal counsel, Dorsey & Whitney LLP, attention Jason Brenkert at 303-352-1133.

Sincerely,

Timberline Resources, Inc.

/s/ Randal Hardy

Mr. Randal Hardy

Chief Executive Officer